UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 9, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 9, 2023, regarding the Decisions to Issue Lease Certificates.

Istanbul, March 9, 2023

Announcement Regarding the Decisions to Issue Lease Certificates

Our Company's Board of Directors resolved that our wholly owned subsidiary Superonline İletişim Hizmetleri A.Ş. shall issue management agreement based lease certificates (sukuk) in accordance with capital markets legislation through an asset leasing company based in Turkey at an amount of up to TRY3 billion, in Turkish Lira terms, with maturities up to 12 months, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

Our Company's Board of Directors also resolved that our wholly owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. shall issue management agreement based lease certificates (sukuk) in accordance with capital markets legislation through an asset leasing company based in Turkey at an amount of up to TRY1 billion, in Turkish Lira terms, with maturities up to 12 months, in the domestic market, in one or more tranches, without public offering, as private placement and/or to be sold to institutional investors.

The respective issuances are subject to approval of Capital Markets Board.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 9, 2023	By:	/s/ Ali Serdar Yağcı
Name: Ali Serdar Yağcı Title: Investor Relations and Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: March 9, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer (Acting)